JESSICA NGUYEN LAW	2312 Park Avenue #158 Tustin, California 92782 714-234-4982 jessica@jessicanguyenlaw.com

Ms. Pamela Long

Assistant Director

Mr. Chris Ronne

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Allegro Beauty Products, Inc.: Response to Comment Letter Dated May 26, 2017 Regarding Pre-Effective Amendment #3 to Registration Statement on Form S-1 Filed May 17, 2017 (SEC File Number 333-214549)

Dear Ms. Long and Mr. Ronne:

This firm represents Allegro Beauty Products, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter. We write this letter on behalf of the Company in response to your May 26, 2017 letter on behalf of the United States Securities and Exchange Commission (the “Commission”). Based on your comments and the current operational status of the Company, the Company has concurrently filed Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”).

The Company’s sequential response to the comments of the Commission are set forth below:

Plan of Distribution, page 45

1. We note your response to comment 9 of our letter dated May 11, 2017, and we reissue our comment. Please disclose how, if at all, the offering will proceed and how subscriptions will be handled in the event of and after termination of the Escrow Agreement prior to completion of the offering.

The Company revised its disclosure in the section entitled “Plan of Distribution” in response to Comment #1 to reflect the fact that the escrow agreement contains no provision to terminate the escrow arrangement prior to the completion of the offering. The escrow and the corresponding escrow agreement automatically terminate upon the close of the offering. The escrow agreement will be in effect for the term of the offering including any extensions. Please refer to the registration statement filed concurrently herewith as the Amendment.

2. We note your disclosure on page 45 that if there is a termination of the escrow agreement by either party prior to the release of funds to the company, any escrowed funds will be released to the company if the company accepts the subscription agreement, or returned to the investor if the subscription agreement has not been accepted by the company. The mechanics of the release of funds in the event of termination is not address in your escrow agreement. Please advise. Please also clarify if the acceptance of the subscription needs to take place prior to the termination of the agreement.

The Company revised its disclosure in the section entitled “Plan of Distribution” in response to Comment #2. The escrow agreement between Jessica Nguyen Law and the Company does not contain a termination provision; the escrow agreement terminates automatically upon the close of the offering. Please refer to the registration statement filed concurrently herewith as the Amendment.

Use of Proceeds, Page 18

3. It appears that your use of proceeds allocations exceed the total gross proceeds. For example, under the maximum offering scenario there appears to be a total allocation of $55,500 (sic.), which exceeds the maximum offering proceeds. Please revise or advise.

The Company corrected the table on Page 19 in response to Comment #3. Please refer to the registration statement filed concurrently herewith as the Amendment.

The Company continues to take note of the updating requirements of Rule 8-8 of Regulation S-X. The Company is in the process of completing its audits for the year ending March 31, 2017. The audited financial statements are not complete as of this Amendment. The Company will provide the audited March 31, 2017 financial statements as soon as they are available and include them in an effective registration statement or pre-effective amendment to that registration statement.

United States Securities and Exchange Commission

June 2, 2017

In connection with this letter, the Company hereby acknowledges the following through a separate certification signed by the Company’s President, Ms. Barbara Chardi (a copy of which is attached to this letter):

1.

The Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing;

2.

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very truly yours,

/s/ Jessica Nguyen Law

________________________

Jessica Nguyen Law

cc

Barbara Chardi

Allegro Beauty Products, Inc.

Attachment to

Jessica Nguyen Law Letter

Dated June 2, 2017

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbara Chardi

Barbara Chardi, President, Chief Executive Officer and

Chief Financial Officer

Allegro Beauty Products, Inc.